4imprint Group plc

RECEIVED

2004 OCT -5 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045316

SUPPL

24 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
24.09.04	LSE Notification – Edward Bramson. – shares disposed

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PP [signature]

dw 10/5

David Seekings
Company Secretary

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 149467

All relevant boxes should be completed in block capital letters.

1. Name of company 4imprint Group plc	2. Name of director Edward Bramson
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) –
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) –	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary –

7. Number of shares/amount of stock acquired –	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) –	9. Number of shares/amount of stock disposed 689,442	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 2.40%
11. Class of security 38 6/13p Ord	12. Price per share 128p	13. Date of transaction 23-09-04	14. Date company informed 24-09-04

15. Total holding following this notification Nil	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries Carla Watts (0161) 272 4021

25. Name and signature of authorised company official responsible for making this notification

P P T D Hallam David Seekings

Company Secretary

Date of notification 24/9/2004